Filed Pursuant To Rule 433
Registration No. 333-167132
August 1, 2011
Transcript of Interview with Kevin Quigg, Global Head of SSgA’s Capital Markets Group, on the Street.com July 27, 2011
INTERVIEWER: Kevin Quigg, with all the talk about a US Treasury debt downgrade, how will this affect fixed income ETFs?
KEVIN QUIGG: Well, I think fixed income ETFs have been trade, uh, changing for the past several months. In the first half of the year, fixed income ETFs are the largest asset gatherer. However, the areas of fixed income into which assets are flowing have changed. People are looking for more immediate income. JNK, which is our SPDR high yield bond fund has gathered a tremendous amount of assets, over $7 billion now. You’re seeing people seeking, you know, getting paid to wait, people wanting to, to get immediate income as opposed to, to the broad based investing.
INTERVIEWER: What about currency ETFs, a lot of worry about the dollar out there?
KEVIN QUIGG: Sure. I think people are also starting to put money into currency ETFs with, with not immediate concerns, but longer terms for, for the dollar and longer terms for other things. I think again, depending on the user, whether you’re hedging your, your currency, or whether you’re looking to make a play in currency, that’s another way to play the market.
INTERVIEWER: And what about commodity ETFs? A lot of people of course are getting into gold ETFs and silver ETFs.
KEVIN QUIGG: Sure.
INTERVIEWER: Anything else out there?
KEVIN QUIGG: Yeah, I think the SPDR Gold Trust, which you mentioned, is the second largest exchange traded fund in the world with about $67 billion. I think people are rethinking their commodity exposure as well. So from a return standpoint, the broad based commodities basket didn’t have a strong first half of the year. However, gold had a wonderful first half, silver had a wonderful first class and people are starting to distinguish separate allocations for each of those buckets.
INTERVIEWER: Thanks a lot Kevin.
KEVIN QUIGG: You’re quite welcome.

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